

SUPERNET

Freedom to buy

CARD NUMBER
6399 3600 5678 9107

CARD NUMBER
6399 3600 5678 9100

EXPIRATION DATE
03/22

VINCE CARTER



Tom

Investor

Tom, like most **Investors,** did not have the opportunity to invest in credit card stocks like Visa or MasterCard when they IPO'd 15 years ago

 SuperNet is a new competing card brand network that addresses markets the bigger credit card networks ignore

 Though this Reg CF offering, you have the opportunity today to invest in SuperNet very early in its journey to re-imagine credit cards

SuperNet is a new credit card network that excels where legacy solutions fail

- **Existing credit card networks do not support many high growth, cutting edge markets**

- **SuperNet created a new card network to service these segments**

- **Team of banking and credit card execs has more than 100 years of experience**

The right team and technology to launch and scale the business

- **Licensed Cannabis is the first segment we have entered**

- **$28 billion market growing at 14–19% each year** [1]

- **Fragmented competition with no true credit solution today**

The first of several underserved markets to attack

[1] Marijuana Business Factbook estimates c 2021 Marijuana Business Daily, a division of Anne Holland Ventures, Inc. All rights reserved

Current credit card solutions **either ignore or underserve** several high growth markets

CANNABIS

It is **legal to buy cannabis** with credit cards, but credit card brand networks, payment processors, and banks have decided not to serve this industry until it is federally legal

Emerging Markets

Emerging markets like sports betting, on-line gaming, and psychedelics are typically **neglected by legacy card brand networks** because they are viewed as relatively small, more risky, and needing specialized solutions

Web3

Web3 and NFTs are all about **"DeFi"** and making transactions accessible to all. Centralized bank and card network technology is incongruent with web3 payments, making it hard for them to innovate in this rapidly evolving segment

Solution

SuperNet built a **new card network** and **payments technology** instead of developing workarounds to support neglected markets

SuperNet Features



Cardholder



Merchant

Works like any other credit card

Cards usable at SuperNet retailers

Access to credit

100% legal and compliant

Market Size

$20+B market, growing quickly

52 Million
Cannabis users in US

Majority
of Retail Sales Made in Cash

31 States
allow some form of legal cannabis

US Cannabis Retail Sales



2020
$16.9–20B

2025
$38.4–45.9B

Annual Growth Rates



Medical	14.7%
Recreational	19.8%

Source: Marijuana Business Factbook estimates c 2021 Marijuana Business Daily, a division of Anne Holland Ventures, Inc. All rights reserved

Competitive edge vs. Cannabis payment providers

	True Credit Card	Pin Debit	Cashless ATM	ACH	Rewards	Full Payment Processor
SUPERNET	✓	✓		✓	✓	✓
KindPay		✓	✓	✓		
Hypur		✓		✓		
aeropay				✓		

Source: Competitor websites

Competitive Analysis

Competitive edge vs. other card brand networks

	Allows Cannabis	Allows Web3 Purchases	Offers Decentralized Credit	Friendly To New Programs	Card Network
 SUPERNET	✓	✓	✓	✓	✓
VISA		✓			✓
 mastercard		✓			✓
 AMERICAN EXPRESS					✓

Benefits for **Cardholder** and **Merchant**



Purchases with **Credit**

Access to credit increases cardholder flexibility and choice. (4-7%) greater sales (12-18%) higher average sale amount



Competitive **Pricing**

Cardholder and merchant pricing is consistent or better than other credit card networks



Rewards

Purchases earn rewards that can be redeemed for cannabis or other merchandise at SuperNet merchants



Privacy

We respect your privacy. SuperNet will never sell your data

Source: https://due.com/blog/why-accepting-credit-cards-can-increase-your-profitability/

Recent progress positions SuperNet to **launch by year-end**



Technology

- *We own all of our payment processing technology*
- *Technology environment complete*
- *PCI audit in September*



Partnerships

- *Bank partners -- First Federal Bank, North Bay Credit Union*
- *Crypto partners -- Bittrex, Toax*
- *Partners provide access to thousands of prospective cardholders*



Team

- *Senior team completed in 2022*
- *Recruiting ops staff to support launch*



Fundraising

- *Completed third party financial audit*
- *$2.9M in debt & equity raised*
- *25 investors*

Multiple, recurring revenue streams grow through the addition of more merchants

 Provide **Credit Cards** to Consumers

- Earn interest income
- Annual fees and other fees

 Enable **Merchants to Accept Credit Cards**

- Earn a per transaction fee and percentage of payment

 Enable Merchants to Accept **Other Forms of Payment**

- Earn transaction fees for every purchase

Sales Channels   **Software Companies**   **Banks and FIs**   **Outside Sales Partners**   **SuperNet Sales Team**

Use of Funds

Raising $5M to **Launch** and **Expand**

Launch & initial roll out -- $4.2M

4 states-$8.9B of annual sales

- Funding for credit card loans
- Growth in staff to support customers
- Technology costs
- New merchant and cardholder marketing
- Corporate insurance
- Credit decisioning

Phase 2 expansion -- $.5M

6 states-$8.8B of annual sales

Phase 3 expansion -- $.3M

9 states-$3.7B of annual sales

Annual Cannabis Sales by State



SuperNet has assembled a **strong team** of leaders experienced in banking, credit cards, cannabis, & crypto



Michael W. K. Tsang

Co-Founder & Chief Executive Officer

23+ year payment processing industry executive. Second and last provider for credit card processing to Harborside from 2008-12 when Cannabis payments were not completely restricted. He is an expert on payments, issuing, acquiring and the entire ecosystem. For the last 14 years, Michael has been laying the groundwork for the cannabis industry to be able to accept credit cards.



dress wedding

Co-Founder & Chief Strategy Officer

Harborside Co-founder, $65MM annual revenue. An icon in the Cannabis industry for last 16 years. Harborside went public on Canadian Stock Exhange (CSE) in June 2019. A long-time peace activist, dress is driving us to become a Public Benefit Corporation.

Our Team

Over **100 years** of combined experience



John Pfisterer

Chief Financial Officer

More than 25 years of experience as a finance executive in credit cards, fintech, and payments. He spent 11 years at Capital One as CFO for multiple business segments, and 5 years at Paya as their first CFO. He brings deep experience in financial planning, data analytics, and risk management.



Debra Wohlrab

Chief Operating Officer

35 years in global financial services. Former MasterCard executive that has consulted for many businesses, helping large organizations with financial strategy, product development, compliance, and development of global products and services



Dori Tritt

Chief Technology Officer

Over 25 years of IT experience from the ERP software industry. Having started with Peoplesoft, Dori has consulted for the last 20 years with large clients, providing varied services involving system architecture, integration, data management & governance, cloud migration, with a strong consideration for security.

Great supporters



Yin Lin
Advisor

Yin Lin co-founded SheWorx, a women's event/networking platform. Launched in August 2015, SheWorx was bought by Republic in 2019. Entrepreneur and super connector, Yin is Managing Partner at 64 Squares Strategy. She advises SuperNet on business development, investor relations, and the New York cannabis market.



Kale Inoue
Board Member

Kale Inoue is a serial entrepreneur and the most significant investor in SuperNet. He is an expert in risk management and creative solutions. He has experience as a CEO, CFO and COO, as well as a large number of investments that span many industries including, e-commerce, utilities, real estate, finance, medicine and non-profits.









SUPERNET

Freedom to buy

Michael W. K. Tsang

(808) 838-9141

michael@supernet.ai

3960 Howard Hughes Pkwy, 5th Fl

Las Vegas, NV 89169

www.supernet.ai

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